UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020263

February 27, 2002

NOACT
P.E 12-20-01
1-09924

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

PROCESSED
MAR 18 2002
P
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 2/27/2002

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

Dear Mr. Ross:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Citigroup by The Rainforest Action Network on behalf of Sara Whitman and Jasper Brinton. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Sara Whitman
Jasper Brinton
c/o Rainforest Action Network
221 Pine St., Suite 500
San Francisco, CA 94104

citigroup

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

December 20, 2001

Re: **Stockholder Proposal to Citigroup Inc. of the Rainforest Action Network**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Rainforest Action Network on behalf of stockholders, Sara Whitman and Jasper Brinton, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3), promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it deals with a matter relating to the company's ordinary business operations.

Rule 14a-8(i)(3) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Section 240.a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Rainforest Action Network of its intention to omit their proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 559 9788 or Shelley J. Dropkin at 212 793 7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Rainforest Action Network

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the Rainforest Action Network on behalf of Sara Whitman and Jasper Brinton (the "Proponents") for inclusion in its proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal requests "the Board to move to issue a report that reflects an economic and environmental commitment to confronting climate change. Such a report would include (1) a publicly available audit of carbon liability and (2) a feasibility study including a timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development and (3) an itemization of all such projects, omitting proprietary information."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(3) provides that a proposal may be omitted if it or the accompanying supporting statement "is contrary to any of the Commission's proxy rules, including Section 240.a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

THE PROPOSAL MAY BE OMITTED BECAUSE IT PERTAINS TO CITIGROUP'S CORE BUSINESS FUNCTION OF EVALUATING RISK, A MATTER THAT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

The Proposal requests that the Company issue a report that reflects an economic and environmental commitment to confronting climate change, including the results of an audit on carbon liability and a timeline for the replacement of certain projects meeting the Proponent's objectives. These matters pertain to management's core function of evaluating risk in its various businesses, which is part of the Company's ordinary business operations. Accordingly, it is the Company's view that the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Risk management is a critical component in directing Citigroup's diverse and worldwide businesses. Risks arise from, among other things, the Company's lending, underwriting, trading and insurance activities. Risk analyses are complex and focus on many factors, such as country and regional economies, consumer markets and global industries, critical political and economic events and the implications of potentially unfavorable developments as they relate to specific businesses.

As part of the risk management function, Citigroup decides how best to assess risks associated with environmental matters as they may impact transactions in which the Company participates. The Proposal asks the Company to conduct a carbon audit on projects in which Citigroup is involved. Undertaking a carbon audit falls within the Company's ordinary business operations, as it is one type of risk analysis the Company might use in assessing the risk profile of a project. Management may determine that other means of assessing environmental risk are more appropriate. It is a function of risk management to make such a determination and to allocate spending on such analyses between projects. Indeed, making the determination whether certain projects or transactions meet the criteria described in the Proposal and, therefore, should or should not be replaced, is part of the Company's risk management function.

Notwithstanding that the issue of climate change raised in the Proposal may involve social policy considerations, the Staff has declined to recommend enforcement action against registrants presented with similar proposals involving environmental considerations when the proposal implicated a company's risk management function.

In Potlatch Corporation (February 13, 2001), where the proposal requested a report on the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, the Staff authorized exclusion under Rule 14a-8(i)(7), because the proposal related to the registrant's evaluation of risk. Similarly, in requesting a report that includes an audit of carbon liability, the Proposal relates to the Company's evaluation of risk.

In American International Group, Inc. (March 17, 1998), where the proposal requested a report on anticipated losses from global warming, including a description of how the company's public stance on global warming related to its loss prevention activities, the proposal was excluded under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)), because it pertained to an insurance company's ordinary business function of evaluating risk. Similarly, the Proposal requests a report that "reflects an economic and environmental commitment to confronting climate change," which relates to the Company's evaluation of risk.

The Proposal also falls within the description of ordinary business proposals previously cited by the Commission when determining whether a proposal may be omitted for such reason. Specifically, the Commission has cited "the degree to which a proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Release No. 34-40018 (May 21, 1998). The Proposal aims to micro-manage the process through which the Company evaluates risks associated with its transactions by proposing a carbon audit for each of the Company's projects and a timeline for replacing various of those projects.

Because the Proposal relates to the Company's core management function of evaluating risk and seeks to impose a process which micro-manages the Company by requiring a report and a timeline, Citigroup believes it may be omitted under Rule 14a-8(i)(7).

THE PROPOSAL AND PREAMBLE CONTAIN MATERIALLY MISLEADING STATEMENTS, CONTRARY TO THE COMMISSION'S PROXY RULES, AND MAY BE OMITTED UNDER RULE 14a-8(i)(3)

The Proposal contains numerous vague references and assertions that could be misleading to stockholders. The Company believes that the Proposal is unclear as to what the stockholders are being asked to vote on and what the Company would be required to do should it be adopted.

The second paragraph of the preamble states:

> Forests are central to the global warming problem and to its solution. Forests act as carbon sinks, giant reservoirs of carbon, storing 80 percent of above-ground carbon and 40 percent of below-ground carbon. Deforestation releases vast amounts of carbon into the atmosphere. Twenty percent of global carbon emissions come from deforestation. Slowing deforestation would dramatically reduce carbon emissions."

Citigroup has no basis to evaluate the scientific aspects of this assertion nor do we express an opinion on it. However, we note that global warming is the subject of considerable debate in the scientific community. A paper published by a panel of 30 carbon experts in the November 8, 2001 edition of *Nature* contradicts the Proponent's views about the effectiveness of terrestrial carbon sinks, such as forests, grasslands and soil to absorb carbon emissions. Because there are other perspectives in the scientific community, the Proponent's unsupported and unqualified statement is misleading.

The concluding paragraph of the preamble states:

> Carbon audits are a useful tool which have been used by many corporations and governments to gain a baseline understanding of their liability with respect to global warming. Renewable energy technology is increasingly a market reality. Technological improvements and increased production have dramatically reduced the cost of renewable energy, and in many areas, the cost of electricity produced from renewable sources can match or beat the cost of generating power from conventional sources. Prioritizing funding for renewable energy is a wise investment socially, environmentally, and economically.

These statements are unsupported opinions of the Proponent, which contain vague and indefinite terms. No explanation, description or summary of a carbon audit is provided. Stockholders would not know how and why a carbon audit might be conducted by a financial services company. No reason is given as to why Citigroup should conduct a carbon audit nor would stockholders know what liability from global warming might be identified from such an audit. No explanation is given for how renewable energy pertains to Citigroup. It is unclear whether the audit of carbon liability and prioritization of funding for renewable energy would apply to particular transactions, all of Citigroup's businesses, including insurance, asset management, credit cards, retail banking, retail brokerage, commercial banking, consumer finance and investment banking, or land and physical structures owned or leased by Citigroup. It is also unclear whether the audit of carbon liability would be limited in geographic scope or extend to all of the Company's operations in over 100 countries and territories.

In addition, the Proposal requests the Company to include in the report:

> (2) a feasibility study including timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development and (3) an itemization of all such projects, omitting proprietary information.

These statements are also vague and contain unsupported assumptions. The Proposal implies that Citigroup is involved in projects that endanger ecosystems or have a negative impact on people, without any supporting evidence. Shareholders would be led to believe that Citigroup is involved in these types of projects.

In addition, such a report would be a purely speculative document. Citigroup's participation in projects involving energy is as a lender and/or advisor. Citigroup does not have the ability to effect a change in such projects. Stockholders would be misled by the implication that Citigroup has the ability to control projects in which its role is far more limited.

In Kohl's Corporation (March 13, 2001), the Staff authorized exclusion of an overly vague and misleading proposal under Rule 14a-8(i)(3). The Kohl's proposal requested the registrant to commit to full implementation of a set of human rights standards and commit to a program of independent monitoring of compliance with those standards. However, there was no explanation or summary of key references and assertions and neither the registrant nor its stockholders could determine what actions would be taken if the proposal were adopted. We believe the Proposal is similarly vague and misleading.

Citigroup submits that in view of the numerous vague references, unsupported assumptions, and unqualified assertions, the Proposal and its preamble are materially misleading and should be omitted in their entirety in accordance with Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

EXHIBIT A

Whereas: Evidence suggests global warming may be the most significant environmental problem facing the planet. The Intergovernmental Panel on Climate Change (IPCC) -- a United Nations panel of 2,000 of the world's top climate scientists -- agree that human activities are changing the climate. 1998 was the hottest year in the last 1,200 years. That same year "extreme weather" events killed an estimated 32,000 people, displaced 300 million people, and caused $89 billion in damages. In one single year, global warming related weather patterns caused more financial loss than in the entire decades of the 1980's.

Forests are central both to the global warming problem and to its solution. Forests act as carbon sinks, giant reservoirs of carbon, storing 80 percent of above-ground carbon and 40 percent of below-ground carbon. Deforestation releases vast amounts of carbon into the atmosphere. Twenty percent of global carbon emissions come from deforestation. Slowing deforestation would dramatically reduce carbon emissions.

Citigroup is currently one of the world's top funders of the fossil fuel and logging industries. According to Bloomberg analytics, Citigroup was the number one financer of both the coal industry and fossil fuel industry in the year 2000 measured by loans and corporate bond underwriting. Citigroup is also a major financial backer of logging and pulp and paper operations.

Corporations are penetrating pristine territory and traditional lands to extract fossil fuels at great expense to the environment and indigenous peoples. Citigroup risks damage to its franchise due to negative publicity associated with environmental destruction and social ills that result from associated projects. Citigroup's investments in fossil fuels require financial relationships in politically unstable and biodiverse forest regions including Peru, Ecuador, Venezuela, Chad, and Indonesia. Many of the projects, such as Camisea in Peru and the Chad-Cameroon pipeline, are being resisted by local and indigenous groups who fear the loss of their lives and livelihoods as a result of the corporate activity. As is evidenced by ongoing campaigns, consumers are increasingly holding corporations responsible for such investments.

Carbon audits are a useful tool which have been used by many corporations and governments to gain a baseline understanding of their liability with regard to global warming. Renewable energy technology is increasingly a market reality. Technological improvements and increased production have dramatically reduced the cost of renewable energy, and in many areas, the cost of electricity produced from renewable sources can match or beat the cost of generating power from conventional sources. Prioritizing funding for renewable energy is a wise investment socially, environmentally, and economically.

BE IT RESOLVED: the shareholders request the Board move to issue a report that reflects an economic and environmental commitment to confronting climate change. Such a report would include (1) a publicly available audit of carbon liability and (2) a feasibility study including timeline of the replacement of projects in endangered ecosystems and those that negatively impact resident indigenous people with projects that advance renewable energy and community based sustainable development and (3) an itemization of all such projects, omitting proprietary information.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2001

The proposal requests that the board "issue a report that reflects an economic and environmental commitment to confronting climate change," which is to include information specified in the proposal.

We are unable to concur in your view that Citigroup may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading. In our view, the proponent must:

- Provide factual support for the discussion that begins "Forests act as carbon sinks . . ." and ends ". . . reduce carbon emissions" in the form of a specific citation to a specific source;
- Recast the statement "Carbon audits are a useful tool" as the proponent's opinion;
- Provide factual support for the discussion that begins "which have been used by many corporations . . ." and ends ". . . power from conventional sources" in the form of a specific citation to a specific source; and
- Recast the statement that begins "Prioritizing funding for . . . " and ends ". . . environmentally, and economically" as the proponent's opinion;

Accordingly, unless the proponent provides Citigroup with a proposal and supporting statement revised in this manner, within seven days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citigroup may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor